OmniAb, Inc.

5980 Horton Street, Suite 600

Emeryville, CA 94608

September 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf

Re:          OmniAb, Inc.

Registration Statement on Form 10-12G (File No. 000-56427)

Dear Mr. Fetterolf:

Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, OmniAb, Inc. respectfully requests that the effective date of the Registration Statement on Form 10 referred to above be accelerated so that it will become effective at 3:00 P.M. Eastern Time on September 30, 2022, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

OMNIAB, INC.

By:	/s/ Kurt Gustafson
Kurt Gustafson
Chief Financial Officer

cc:          Matthew T. Bush, Latham & Watkins LLP